香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

RECEIVED

19th February 2008

BY AIR MAIL

[redacted]

08000990

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. Form D3 Consent to Act as Director or Alternate Director (Filed with the Hong Kong Companies Registry on 15th February, 2008).

2. Form D2A Notification of Change of Secretary and Director (Filed with the Hong Kong Companies Registry on 15th February, 2008).

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Enc.
LW/jh

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment/Cessation)
(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

2008 FEB 23 A 11:27

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary/Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary/director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary/Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱 Chinese and English Names of Corporate Secretary/Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation/Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director/Alternate Director ceasing to act will continue to hold office as Alternate Director/Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

15/02/2008 15:06:34
Submission No/Seq No: 231086451/1
CR No: 0046996
Sh. Form. D2A

表格 Form **D2A**

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of ~~Individual Secretary~~／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity

- ☐ 秘書 Secretary
- ☐ 董事 Director
- ☑ 候補董事 Alternate Director

代替 Alternate to: Kam Hing-lam

中文姓名 Name in Chinese	陳來順
英文姓名 Name in English	姓氏 Surname: CHAN; 名字 Other Names: Loi Shun
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Flat H, 16/F., Tower 3, Queen's Terrace, 1 Queen Street; 國家 Country: Hong Kong, CHINA
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E731319(9)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: - ; 號碼 Number: -

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
11	2	2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

- ☐ 是 Yes
- ☑ 否 No

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment 日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes - Continuation Sheet(s) A, - Continuation Sheet(s) B and - Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Lillian Wong
董事 ~~Director~~／秘書 Secretary *

日期 Date : 15th February 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

File No. 82-4086

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 同意書 Consent to Act

本人 I, **CHAN Loi Shun** 同意出任上述公司的 consent to act as the above company's

(請申報全名 Please state full name)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: KAM Hing-lam

(請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期爲 with effect from 11 (日 DD) 2 (月 MM) 2008 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》**
'Non-statutory Guidelines on Directors' Duties' Issued by the Companies Registry

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。
I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed : [signature]

日期 Date : 11 . 2 . 2008 (日 DD / 月 MM / 年 YYYY)

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

15/02/2008 15:06:34
Submission No/Seq No: 231086451/2
CR No: 0046996
Sh. Form. D3

END